Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

Khosla Ventures Acquisition Co. II announces Special Meeting of Stockholders to approve business combination with Nextdoor

Special Meeting of Stockholders to be held on November 2, 2021 at 11:00 a.m. ET

SAN FRANCISCO and MENLO PARK, CA, October 21, 2021 — Khosla Ventures Acquisition Co. II (Nasdaq:KVSB) (“KVSB”), a special purpose acquisition company sponsored by an affiliate of Khosla Ventures, LLC (“Khosla Ventures”), today announced that the Special Meeting of Stockholders (“Special Meeting”) to vote on the approval and adoption of KVSB’s business combination agreement with Nextdoor, Inc. (“Nextdoor”), the neighborhood network, will be held via live telecast on November 2, 2021 at 11:00 a.m. ET.

Stockholders of record as of the close of business on October 6, 2021 are entitled to vote at the Special Meeting. The business combination, if approved by KVSB shareholders, is expected to close as soon as practicable following the Special Meeting. Upon the closing of the business combination,

KVSB will change its name to Nextdoor Holdings, Inc., (“Nextdoor”) and Nextdoor shares are expected to trade on the New York Stock Exchange under the ticker symbol “KIND.”

A definitive proxy statement and other relevant documents will be mailed to stockholders of record of KVSB as of the close of business on October 6, 2021. Stockholders are encouraged to read the proxy statement and accompanying documents in their entirety. Stockholders can also obtain free copies of the proxy statement and all relevant documents filed or that will be filed with the U.S Securities and Exchange Commission (“SEC”) by KVSB (when available) through the website maintained by the SEC at http://www.sec.gov. The documents filed by KVSB with the SEC may also be obtained free of charge at KVSB’s website at https://khoslaventuresacquisitionco.com/kvsb or by written request to: Khosla Ventures Acquisition Co. II, 2128 Sand Hill Road, Menlo Park, CA, 94025.

Stockholders of KVSB are encouraged to submit their vote as soon as possible to ensure they are represented at the Special Meeting. KVSB has engaged DF King as its proxy solicitor in connection with the Special Meeting. Stockholders needing assistance in voting their KVSB shares can contact DF King by calling (800) 949-2583, or banks and brokers can call collect at (212) 269-5550, or by emailing KVSB@dfking.com.

About Nextdoor, Inc.

Nextdoor is where you connect to the neighborhoods that matter to you so you can belong. Our purpose is to cultivate a kinder world where everyone has a neighborhood they can rely on. Neighbors around the world turn to Nextdoor daily to receive trusted information, give and get help, get things done, and build real-world connections with those nearby — neighbors, businesses, and public services. Today, neighbors rely on Nextdoor in more than 280,000 neighborhoods across 11 countries. In the U.S., nearly 1 in 3 households uses the network. Nextdoor is based in San Francisco. For additional information and images: nextdoor.com/newsroom.

About KVSB

KVSB is a special purpose acquisition company sponsored by affiliates of Khosla Ventures. Khosla Ventures manages a series of venture capital funds that make early-stage venture capital investments and provide strategic advice to entrepreneurs building companies with lasting significance. The firm was founded in 2004 by Vinod Khosla, co-founder of Sun Microsystems. Khosla Ventures has over $14 billion dollars of assets under management and focuses on a broad range of sectors including artificial intelligence, agriculture/food, consumer, enterprise, financial services, health, space, sustainable energy, robotics, VR/AR and 3D printing. Collectively, Khosla Ventures portfolio of investments has created nearly half a trillion dollars in market value.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor and KVSB. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, KVSB has filed, and the SEC has declared effective, a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus will be sent to the stockholders of KVSB. KVSB and Nextdoor also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVSB are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVSB and Nextdoor through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

KVSB and Nextdoor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVSB’s stockholders in connection with the proposed transaction. Information about KVSB’s directors and executive officers and their ownership of KVSB’s securities is set forth in KVSB’s filings with the SEC. To the extent that holdings of KVSB’s securities have changed since the amounts printed in KVSB’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Contacts

Nextdoor Media Relations: press@nextdoor.com

Nextdoor Investor Relations: ir@nextdoor.com or visit investors.nextdoor.com

Khosla Ventures: information@khoslaventures.com